March 24, 2026

Justin Floyd
Chief Executive Officer
RedCloud Holdings plc
50 Liverpool Street
London, EC2M 7PY
United Kingdom

        Re: RedCloud Holdings plc
            Registration Statement on Form F-1
            Filed March 16, 2026
            File No. 333-294358
Dear Justin Floyd:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Justin H. Grossman